Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS SUPERVISOR BY THE CIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 20 July 2017 in relation to the election of Mr. Li Guodong as an Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company at the fifth extraordinary meeting of the second session of the employee representative meeting of the Company.

The Company has recently received the approval of qualification of Mr. Li Guodong as a Supervisor issued by the China Insurance Regulatory Commission (the “CIRC”). Pursuant to the approval, the qualification of Mr. Li Guodong as a Supervisor of the Company has been approved by the CIRC. The term of office of Mr. Li Guodong commenced on 31 August 2017. Please refer to the announcement of the Company dated 20 July 2017 for the biographical details of Mr. Li Guodong.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 7 September 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie